Exhibit 99.1

Concordia Healthcare Announces Preliminary 2016 Guidance

OAKVILLE, ON – October 26, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR) announced today its preliminary guidance for 2016.

For the full 2016 fiscal year, Concordia estimates1:

•	Revenues of US$1,020 million to US$1,060 million

•	Adjusted EBITDA[2] of US $610 million to US$640 million

•	Adjusted net income[2] of US$330 million to US$355 million; adjusted earnings per share (EPS)[2,3] of US$6.29 to US$6.77

•	Approximately 60 percent of revenues to be generated outside the U.S

•	Target 2016 year-end Net Debt/EBITDA of 5.5x or below

•	Cash interest rate of approximately 6.95 percent

•	Cash tax rate of 9 percent to 10 percent

With the close of the acquisition of Amdipharm Mercury Limited (“AMCo”) on October 21, 2015, Concordia is expected to more than double the size of its business, with expected revenues of more than one billion U.S. dollars. In 2016, the Company anticipates that approximately 60 percent of revenues will be generated outside the United States, with U.S. government payors expected to account for less than 10 percent of overall revenue.

For the full year 2016, Concordia anticipates adjusted EBITDA of US$610 million to US$640 million. The Company also expects adjusted net income of US$330 million to US$355 million, and anticipates adjusted EPS3 of US$6.29 to US$6.77. In addition, cash interest expense is expected at a rate of approximately 6.95 percent (excluding original issue discount), while cash taxes are expected at a rate of 9 percent to 10 percent. In addition, 2016 guidance assumes that the gross profit targets for the £144 million (approximately US$220 million1) earn-out payment (“earn-out”) to the sellers of AMCo have been fully met, and that the entire payment has been financed from the Company’s 2016 operating cash flow.

“Today marks the beginning of the next stage of the evolution of Concordia,” said Mark Thompson, Concordia’s founder, Chairman and Chief Executive Officer. “With the provision of 2016 guidance, we look forward to continuing to provide our shareholders with meaningful information with respect to the future trajectory of our business.”

Concordia is targeting 2016 year-end Net Debt/EBITDA of 5.5x or below, and expects to have approximately US$130 million cash on hand and an undrawn revolving credit facility of US$200 million at the end of 2016. After 2016, the Company plans to use its anticipated strong free cash flow to pay down debt and further invest in the growth of its business, targeting leverage between 4x and 5x.

Management expects high single-digit revenue growth of the combined business over the next three years (2015-2018), driven primarily by expected organic volume growth through continued promotion of its legacy products and up to 60 new product launches. During this period, the Company’s non-U.S. revenues are expected to grow at mid-teen rates, with anticipated double-digit organic volume growth, while Concordia’s U.S. base legacy business is expected to remain stable, growing at low single digits, in roughly equal parts price and volume. All of the Company’s legacy products are sold into and distributed through traditional distributors and pharmacies.

Other

Concordia also announced today a change in management of its Barbados operations, Concordia Pharmaceuticals Inc. and Concordia Laboratories Inc. Mr. Arijit Mookerjee, in addition to his role as Chief Financial Officer of these operations, will be appointed Managing Director. John McCleery, formerly Managing Director, has retired from the Company.

“I want to thank John for his dedication and commitment to building Concordia,” said Mark Thompson. “John was with me from the beginning and was instrumental in the foundation of Concordia’s Barbados office. I wish John well with his future retirement plans.”

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has a strong international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 well-established off-patent molecules. Concordia also markets orphan drugs through its orphan drug division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia; London, England; and Mumbai, India. Pinnacle Biologics, Inc. is located in Chicago, Illinois.

Use of Non-IFRS Measures

This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS to provide a supplemental measure of operating performance and thus highlight trends in the core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.

Notice regarding future-oriented financial information:

To the extent any forward-looking statements in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Concordia and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice regarding forward-looking statements”.

Notice regarding forward-looking statements:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to the guidance contained herein (including with respect to revenue, cash interest rate, cash tax rate, Net/Debt EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS), interest rates, the effect of the acquisition of AMCo on the Company, the growth of Concordia and the rate of revenue growth, the sources of revenue growth, expected revenue from U.S. government payors, organic growth and the sources thereof, rate of organic revenue growth, the stability of Concordia’s business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company’s geographic base, Concordia’s revenue by geography, expected debt levels and leverage, free cash flows and the ability to pay down debt, expected sources of funds (including expected levels of cash on hand and the ability to draw on the Company’s revolving facility), future growth of the Company (including, without limitation, the Company’s expansion globally), the ability to pay certain earn-out obligations of Concordia, the ability to use the Company’s expected cash flow to pay certain future obligations (including, without limitation, earn-out and debt obligations), competition with respect to AMCo’s products, product launches, concentration of Concordia’s business, including, without limitation, revenue from U.S. government reimbursement, and cash on hand after satisfying obligations during 2016. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, Concordia’s growth, increased leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates, the pharmaceutical industry and the regulation thereof, economic factors, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Marija Mandic

Concordia Healthcare Corp.

905-842-5150 x 240

mmandic@concordiarx.com

[1]	Based on current exchange rate of 1.53 USD/GBP.
[2]	EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are non-IFRS measures. See “Use of Non-IFRS Measures.”
[3]	Based on a fully diluted share count of 52.4 million as at October 23, 2015.